Exhibit 99.12

Pentwater Issues Letter to Rio Tinto Board Calling for Action on Corporate Governance Failures

January 13, 2022 08:00 AM Central Standard Time

NAPLES, Fla.--(BUSINESS WIRE)--On January 6, 2022, Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill") (TSX:TRQ) (NYSE:TRQ), sent the following letter to Ngaire Woods, member of the Board of the Directors of Rio Tinto plc (“Rio Tinto” or “Rio”) (LSE:RIO), outlining continued corporate governance failures at Rio Tinto. On January 7, 2022, Rio Tinto's attorney responded that neither Ms. Woods nor any other Rio Tinto board member would respond to Pentwater regarding the ongoing corporate governance breaches that Rio is inflicting upon Turquoise Hill.

Dear Ms. Woods,

I am writing to you once again in your capacity as a Board member of Rio Tinto. My goal is to convince you to stop further harming Oxford’s reputation by continuing to sanction Rio Tinto’s complete breaches of appropriate corporate governance with respect to its controlled subsidiary Turquoise Hill.

I had hoped that you would respond to my previous letter dated November 8, 2021. I assumed that as the Dean of Oxford’s Blavatnik School of Government, you would be interested in learning as much as possible about the corporate governance failures and egregious misconduct committed by Rio Tinto. Since you are one of Rio Tinto’s newest Board members, you could have been an advocate for positive change. Instead, you completely ignored our letter, and now you implicate yourself, as Rio Tinto is in the process of once again making a mockery of appropriate corporate governance at Turquoise Hill. It is no wonder Oxford’s own are publicly criticizing Oxford, and specifically your school, for accepting donations from a rogue corporate entity like Rio Tinto.

I have previously offered to speak with you and provide you with my perspective on Rio Tinto’s track record of malfeasance, accumulated over a decade of being invested in TRQ. Since Pentwater is TRQ’s largest minority shareholder, it is one of the main victims of Rio Tinto’s improper behavior. I expected Pentwater’s interests to be aligned with yours, as an alleged champion of good governance. It speaks volumes that you were not interested enough in making a positive difference to bother responding.

The Sunday Times article dated December 23, 2021, which criticizes Oxford’s cozy relationship with Rio Tinto, likely explains your silence. The article details complaints raised by multiple organizations at Oxford University over the fact that Oxford has accepted large donations from Rio Tinto, including money that Rio Tinto gave directly to your Blavatnik School of Government, with Oxford accused of “laundering the reputation of Rio Tinto.”

Your silence proves the conflict of interest here. How can we expect you to hold Rio Tinto accountable for its abuses and violations of basic corporate governance norms, when your own school at Oxford eagerly accepted large amounts of money from Rio? How can your students respect your purported ideals of proper governance if you do not speak out against the sustained misconduct of the corporate board on which you sit?

It increasingly appears that Rio Tinto intends to saddle TRQ minority shareholders with the burden of financing the $2.3bn of debt forgiveness that Rio Tinto has offered the Government of Mongolia in a misguided effort to whitewash its own mismanagement and malfeasance at the Oyu Tolgoi mine. Obviously, not only should TRQ minority shareholders not be forced to foot Rio’s bill, but they should be compensated alongside the Government of Mongolia for all the harm they have endured from Rio Tinto using Turquoise Hill as its corporate puppet for many years.

Your silence on this matter has been deafening. The news of the donations that the school that you head accepted from Rio leaves little hope that you will properly fulfill your corporate duties by holding anyone at Rio to account for their bad actions and by compensating the victims of Rio’s bad acts. As the article makes clear, Oxford has an overly cozy relationship with Rio Tinto and others in the mining business. One need look no further than Rio’s own Board. For example:

Hinda Garbi, a Rio Tinto board member since 2020, has been with Schlumberger for 25 years, since 1996; she is currently the Executive Vice President of Services and Equipment for Schlumberger. In April 2021, Oxford’s Climate Justice Campaign released a blistering report, entitled “Money, People, Reputation, Oxford’s Ties to the Fossil Fuel Industry,” in which it detailed connections between various corporations (including, but not limited to, Schlumberger and Rio Tinto) and Oxford.

Jennifer Nason, a Rio Tinto board member since 2020, is also a Global Chairman for Investment Banking at J.P. Morgan. Over the past four years, J.P. Morgan has led Oxford University’s first ever bond sale, for 100-year bonds. Of course, Rio Tinto has numerous connections to J.P. Morgan, including that Bold Bataar, the Chief Executive of Copper at Rio Tinto, previously spent eleven years at J.P. Morgan, with his entire tenure at J.P. Morgan occurring during part of Ms. Nason’s tenure.

Mr. Sam Laidlaw, a Rio Tinto board member since 2017, is listed as an external member for the Oxford University Said School of Business’s School Board and Global Leadership Council, which oversees the work of the school and approves strategic decisions. He is listed as the Chair of Said’s Global Leadership Council. According to the 2016 Wolfson College Record, he has even hosted Oxford’s Wolfson College’s Emeritus Fellows at his home.

Two other Rio Tinto board members, Peter Cunningham, CFO (and a Rio Tinto employee since 1993), and Simon Thompson, Chair of the Board (and a Rio Tinto board member since 2014), are graduates of Oxford.

Despite these conflicts and the fact that your continued subservience to Rio Tinto’s management will likely harm Oxford University, it is not too late. You can still take a stand for appropriate corporate governance. Speak out and act now to prevent Rio Tinto from committing another egregious violation of corporate governance norms, while bringing great financial harm on the minority shareholders of TRQ. Those investors should not be forced to bear the cost of the proposed $2.3bn settlement. You cannot hide behind the fact that TRQ is an independent company when Rio appoints every Board member and refuses to allow minority shareholders to have any representation on the TRQ Board.

The malfeasance and mismanagement by Rio Tinto detailed in the Independent Consulting Group’s damning 2021 report of what happened at Oyu Tolgoi were enabled by the fact that all of TRQ’s recent CEOs and CFOs have either been Rio Tinto employees (concurrently with serving in their positions at TRQ) or were Rio Tinto alumni. Oxford also has its own deep ties to Rio Tinto. And now you are squarely in the middle of both of these too cozy for comfort relationships. The time to act is now.

As I stated before, I would be happy to speak with you anytime on this topic and share the perspective I have accumulated on this issue through my decade of being invested in Rio Tinto and TRQ.

Kindest Regards,

Matthew Halbower
Chief Executive Officer
Pentwater Capital Management

Cc: Members of the Board of Directors of Rio Tinto plc and Interested Parties at Oxford

Contacts
David Zirin- Chief Operating Officer
Pentwater Capital Management
312-589-6401